NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

March 9, 2017

Enerplus Announces Divestment of Certain Canadian Assets and Corresponding Adjustments to 2017 Guidance

Calgary, Alberta - Enerplus Corporation (TSX & NYSE: ERF) announces that it has entered into definitive agreements to sell various Canadian properties located in Alberta and southwest Saskatchewan for aggregate proceeds of $67.3 million, before customary closing adjustments. Enerplus is making corresponding adjustments to its 2017 guidance to reflect the impact of these divestments.

The properties to be divested include the majority of Enerplus' shallow gas assets, as well as its Brooks waterflood property. These divestments are a part of Enerplus' portfolio optimization strategy as the Company continues to focus on its larger-scale, higher-margin assets in Canada and the United States that are expected to drive long-term profitable growth.

With these divestments, Enerplus expects to realize a $0.60 per BOE reduction in overall corporate operating expense, driving further margin improvement, and a 60% reduction in its overall well count as Enerplus continues to actively manage its abandonment and reclamation liabilities.

Key information regarding the divestments:

Current production:	7,300 BOE per day (66% Natural Gas)
Operating cost:	$18.00 per BOE
Net wells divested:	3,200

These transactions are expected to close by mid-April 2017.

Scotia Waterous and RBC Capital Markets are acting as financial advisers to Enerplus.

2017 Adjusted Guidance

Enerplus is adjusting its 2017 guidance to reflect the divestments announced today. With minimal capital allocated to the divested assets, the Company's 2017 capital budget is unchanged. Production has been adjusted to reflect the approximate nine-month impact of the divested volumes on annual average production, as well as the full impact on fourth quarter production. As a result of the higher proportion of U.S. production following the divestments, the Company's average royalty and production tax rate is forecast to increase by 1% to 24%. As mentioned above, annual operating expense guidance has been reduced by $0.60 per BOE. Transportation expense is expected to increase by $0.10 per BOE due to the higher proportion of U.S. production, and G&A expense per BOE is expected to modestly increase due to the lower overall production volumes.

The table below provides the Company's updated guidance.

	Revised Guidance	Original Guidance
Capital spending	$450 million	$450 million
Average annual production	81,000 – 85,000 BOE/d	86,000 – 90,000 BOE/d
Q4 average production	86,000 – 91,000 BOE/d	92,000 – 97,000 BOE/d
Average annual crude oil and natural gas liquids production	38,500 – 41,500 bbls/d	40,000 – 43,000 bbls/d
Q4 average crude oil and natural gas liquids production	43,000 – 48,000 bbls/d	45,000 – 50,000 bbls/d
Average royalty and production tax rate	24%	23%
Operating expense	$7.25 per BOE	$7.85 per BOE
Transportation expense	$4.00 per BOE	$3.90 per BOE
Cash G&A expense	$1.85 per BOE	$1.80 per BOE

About Enerplus

Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

For further information, please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

CURRENCY

All amounts in this news release are stated in Canadian dollars unless otherwise specified.

BARRELS OF OIL EQUIVALENT

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

PRESENTATION OF PRODUCTION INFORMATION

U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol, production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with our Canadian peer companies, the information contained within this news release presents our production and BOE measures on a "company interest" basis (before deduction of Crown and other royalties, plus Enerplus' royalty interest), unless otherwise specified.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "continue", "estimate", "guidance", "will", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expectations regarding proposed asset divestments, including expected timing of completion thereof and impact on Enerplus' operations and financial results; and adjusted 2017 guidance, including expected capital spending levels, average annual production (including production mix), average royalty and production tax rate, and operating and transportation expenses.

The forward-looking information contained in this news release reflects several material factors, expectations and assumptions including, without limitation: that we will complete the proposed asset divestments, substantially on the terms and within the timeframe disclosed in this press release; that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the continued availability of adequate debt and/or equity